Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

May 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Mr. Barry McCarty

Re:	Refco Inc.
Registration Statement on Form S-1
File No. 333-123969

Dear Mr. McCarty:

On behalf of our client, Refco Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-123969), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of May 6, 2005.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.                                      We will process your amendments without a price range.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.

The Company acknowledges the Staff’s comment.  The Company intends to disclose by an amendment to the Registration Statement the proposed price range and the number of shares of common stock to be offered by the Company and the selling stockholders in the offering.

2.                                      We note that you focus on being an agent (e.g., pages 3, 81, etc.), yet we also see that you engage in transactions as a principal (e.g., pages 49, 51, 62, etc.).  Please clarify for the investor at the outset those transactions in which you act as agent or principal in terms of the type of product and amount of revenues.

The Company has complied with the Staff’s comment by adding a sentence in the disclosure regarding the Company’s Prime Brokerage/Capital Markets business on page 4 to the effect that the Company acts as principal for transactions involving non-exchange traded derivatives and foreign exchange products, in which there is no central clearing counterparty.  In addition, the Company has revised the disclosure on pages 50, 60, 61 and 68 by replacing the word “principal” with “primary” to more clearly distinguish the Company’s activities as a principal from its other operations and business.

Risk Factors — page 11

Our business operations could be significantly disrupted if we lost members — page 13

3.                                      You mention that the loss of “any member” of your management team would adversely affect you.  In addition to Phillip Bennett, please identify only those members, if applicable, whose loss would have a material adverse effect on business.

The Company has complied with the Staff’s comment by revising the specified disclosure.  See page 14.

Our acquisitions, joint venture and investment strategies and any other new business . . . — page 14

4.                                      We note the risks you state associated with acquisitions.  Consider disclosing that the frequency or number of acquisitions (e.g., fourteen acquisitions since 1998) presents a risk to your business.  Note that some of the risks, such as the failure to achieve financial or operating objectives, are not limited to this risk factor but to business and every registrant in general.  Please revise.

The Company has complied with the Staff’s comment by adding the requested disclosure.  See pages 15-16.

We may be unable to protect our intellectual property rights or technology effectively — page 17

5.                                      Some of your risk factors (pages 18, 26, etc.) contain language like “we cannot assure” a certain result when the real risk is not your inability to give assurance, but the underlying situation.  Please revise to eliminate this and similar language.

The Company has complied with the Staff’s comment by revising the relevant disclosures to eliminate the specified language.  See pages 19 and 28.

Claims that we misuse the intellectual property of others could subject us to litigation. . . — page 18

6.                                      Your description in the form of bullet points repeats the immediately following paragraph.  Please revise.

The Company has complied with the Staff’s comment by revising the disclosure to eliminate the specified language in the paragraph following the bullet points.  See page 20.

Changes in legislation or regulations may affect our ability to conduct our business — page 19

7.                                      We note that you use the Internet as a distribution channel.  Consider describing the risks from disseminating non-public personal information to the public such as the recent situations in which some companies that collect and retain personal information inadvertently disclosed such information to the public.

The Company has complied with the Staff’s comment by supplementing the risk factor regarding network security to address the Company’s online trading platform and the risk of inadvertent dissemination of confidential customer information.  See pages 18-19.

Provisions of our charter documents or Delaware law could delay or prevent — . . . page 29

8.                                      Consider disclosing your decision to opt out of Section 203 of the Delaware General Corporation Law and any other anti-takeover provisions in your certificate of incorporation that you have not already mentioned.

The Company has complied with the Staff’s comment by adding the requested disclosure of its decision to opt out of Section 203 of the Delaware General Corporation Law and has otherwise deleted reference to Delaware law.  The Company has also revised the list of anti-takeover provisions that it intends to include in its certificate of incorporation to include all such provisions.  See pages 30-31.

Dilution — page 31

9.                                      Please include the table comparing the effective cash contribution of insiders and the public required by Item 506 of Regulation S-K.

The Company has revised the introductory language to the table on page 35 to clarify that the table compares the effective cash contribution of insiders and the public.

Unaudited Pro Forma Consolidated Financial Statements — page 35

10.                               Consider referring the investor to the diagram describing the reincorporation on page 6.

The Company has complied with the Staff’s comment by adding a cross reference to the diagram describing the reincorporation.  See page 39.

Notes to Unaudited Pro Forma Consolidated Balance Sheet — page 39

11.                               Please revise to more clearly explain the pro forma adjustment described in note (d).  Clarify if this redemption premium represents a prepayment penalty.  In addition, clearly explain how the redemption premium is reflected in your pro forma statements of income.

The Company has complied with the Staff’s comment by revising the specified disclosure.  See pages 39 and 41.  The Company supplementally advises the Staff that the redemption premium is not reflected in the pro forma statement of income because it represents a non-recurring adjustment.

Unaudited Pro Forma Condensed Consolidated Statement of Income — page 40

12.                               We refer to your pro forma adjustments for the THL acquisition and related financing transactions for the year ended November 30, 2004.  It appears that you have increased your pro forma adjustments to interest expense and decreased your pro forma adjustments to general, administrative and other expenses by $3.2 million as compared to the pro forma adjustments disclosed in the amendment to Form S-4 filed by Refco Group Ltd., LLC on April 6, 2005.  Supplementally explain the reason for this change and describe how these adjustments are calculated.

The Company has updated the pro forma financial statements to include the Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended February 28, 2005.  The Company acknowledges the Staff’s comment on the presentation of the financing transactions of $3.2 million, and has revised its presentation for the February 28, 2005 pro forma financial statements to be consistent with the presentation in the Form S-4.

Quantitative and Qualitative Disclosure About Market Risk — page 70

Counterparty Risk — page 70

13.                               Consider including as part of your disclosure on risks your description of counterparty risks and expanding your discussion regarding exchange rate risks.

The Company has complied with the Staff’s comment by supplementing the discussion of exchange rate risk and credit risk on pages 16 and 14-15, respectively.  The Company has also revised the heading on page 68 to clarify that the disclosure relates to customer and counterparty risk.

Services — page 83

Derivatives and Brokerage Clearing — page 83

14.                               We note that no single customer represents more than one percent of your gross commission revenue, however, your business for contract volume by exchange has concentrations of 24% belonging to CBOT and 41% belonging to CME and your business for contract volume by contract has a 49% concentration in interest rates.  Consider disclosing this as a risk factor.

The Company has revised the risk factor relating to general market factors that could affect its business to include a reference to interest rates, the primary product in which the Company’s customers currently trade.  See page 12.  The two categories identified by the Staff, exchange and contract type, reflect the Company’s role as an agent for its customers.  The concentration of the Company’s business with a particular exchange or contract is a function of the activities and preferences of the Company’s customers.  In other words, the Company provides access to the range of exchanges and products listed, and executes transactions on a particular exchange or with a particular product based upon direction from its customers.  As such, a shift in volume from one exchange to another, for example, might present a risk to the exchanges, but not to the Company, whose role providing brokerage and clearing services would remain the same.  By contrast, any concentration in the Company’s customer base would likely expose the Company to risks associated with the loss of or decline in business from particular customers or customer categories.  Based on the foregoing, the Company does not believe a separate risk factor or additional disclosure regarding its business concentration by exchange and product is required.

Restricted Unit Agreements — page 98

15.                               Your disclosure here repeats disclosure on page 106.  Please revise either section and refer the reader to the revised section.

The Company has complied with the Staff’s comment by revising the specified disclosure and adding a cross reference.  See page 96.

Certain Relationships and Related Transactions — The Equity Purchase and . . . — page 103

16.                               Consider including a diagram describing the equity purchase and contribution agreement as you did for the reincorporation on page 6 for the reincorporation.

The Company has complied with the Staff’s comment by adding a diagram.  See page 103.

Description of Indebtedness — Senior Credit Facilities — page 111

17.                               In the second full paragraph you state that the outstanding balance on the term loan is $798M, however, you state on the following page that you have prepaid $150M of the term loan.  Please provide the investor with current balances.

The Company has complied with the Staff’s comment by updating the disclosure with the outstanding balance as of February 28, 2005.  See page 110.

18.                               Please describe what effect, if any, that the mandatory prepayment provisions under your agreements related to indebtedness will have on your financial position as a result of this equity offering.

The Company supplementally advises the Staff that the mandatory prepayment provisions under its senior credit facilities will have no effect on the Company’s financial position.  The Company has revised the description of the mandatory prepayment provisions under the senior credit facilities to clarify that (i) the Company is not required to apply any proceeds from the offering to prepay borrowings outstanding under the senior credit facilities and (ii) the Company’s proposed redemption of a portion of its senior subordinated notes with a portion of such proceeds is permitted under the senior credit facilities.  See page 111.  In addition, the Company has added disclosure on page 112 to clarify that the indenture governing the senior subordinated notes does not contain any mandatory prepayment provisions.

Shares Eligible for Future Sale — page 115

19.                               Please provide a more detailed legal explanation for your reliance for exemptions under the securities laws (e.g., Rule 701, etc.).

The Company supplementally advises the Staff that:

On August 5, 2004,  New Refco Group Ltd., LLC (“New Refco”) issued to six of its executive officers an aggregate of  approximately 43.4 million Class A Units (including approximately 42.9 million units to Phillip Bennett) in accordance with Section 4(2) of the Securities Act and an aggregate of approximately 4.4 million Class B Units in accordance with Rule 701 under the Securities Act.  Also on August 5, 2004, New Refco issued an aggregate of approximately 56.9 million Class A Units to Thomas H. Lee Partners, L.P. and its affiliates and co-investors in accordance with Section 4(2).

On October 31, 2004, New Refco issued an aggregate of 1.7 million Class B Units to 13 non-executive officers in accordance with Rule 701.

On November 10, 2004, New Refco issued an aggregate of 40,000 Class B Units to two of its independent directors.

On November 19, 2004, New Refco issued 20,000 Class B Units to one of its independent directors.

On December 6, 2004, New Refco issued 690,000 Class B Units to its Chief Executive Officer in accordance with Rule 701.

The Company further advises the Staff that, although the Company has not sold any unregistered securities, the Company anticipates, in connection with the proposed reincorporation of the Company described in the prospectus, that it will undertake unregistered sales of its securities to certain existing securityholders of New Refco.  The Company will effect any such transactions in accordance with the provisions of the Securities Act and disclose such transactions as required under Item 15 of Part II of the Registration Statement.

Underwriting — page 120

20.                               Please confirm whether or not any of the selling shareholders are registered broker-dealers or affiliates of broker-dealers.

The Company has been informed by the selling stockholders as follows:

Putnam Retail Management Limited Partnership, a registered broker-dealer, is an affiliate of each of Putnam Investment Holdings LLC, Putnam Investments Employees’ Securities Company I, LLC and Putnam Investments Employees’ Securities Company II, LLC, none of which is a registered broker-dealer;

Pacific Corporate Group Finance LLC is a registered broker dealer and a member of the NASD.  Pacific Corporate Group Finance LLC and PCG NYS Investments LLC, the general partner of the New York State Retirement Co-Investment Fund, L.P., are both controlled by Pacific Corporate Group Holdings, LLC.

CSFB Fund Co-Investment Program, L.P. is an affiliate of Credit Suisse First Boston LLC, a registered broker-dealer and an underwriter in the offering.

First Plaza Group Trust and GM-Refco II Corp. are both affiliates of General Motors Acceptance Corporation, a registered broker-dealer, and are both passive investors on behalf of ERISA plans.

The Company confirms to the Staff that it has been advised by each other selling stockholder that such selling stockholder is not a registered broker-dealer and, other than his or its affiliation with Refco Securities, LLC, a subsidiary of the Company, such selling stockholder is not an affiliate of any broker-dealer.

Exhibits

21.                               Please note that you are missing various exhibits, including the legal opinion.  Please provide these in the next amendment.

The Company has complied with the Staff’s comment to the extent that the named exhibits, including the legal opinion, are available for filing.  The Company advises the Staff that certain exhibits are not yet available.

Consolidated Financial Statements — page F-1

22.                               Please note the updating requirements of Rule 3-12(g) of Regulation S-X when filing your next amendment.

The Company has complied with the Staff’s comment and included its financial statements for the year ended February 28, 2005.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc: Phillip R. Bennett